Megan Holdings limited

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No. 1, Jalen Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

August 1, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Juan Grana
Katherine Bagley
Kristin Lochhead
Michael Fay

Re:	Megan Holdings Limited
Amendment No. 10 to Registration Statement on Form F-1
Filed July 17, 2025
File No. 333-281357

Dear Mr. Grana, Ms. Bagley, Ms. Lochhead, and Mr. Fay,

This letter is being submitted in response to the letter dated July 29, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 10 to Registration Statement on Form F-1 submitted on July 17, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an Amendment No. 11 to Registration Statement on Form F-1 (“F-1/A-11”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the F-1/A-10.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in F-1/A-11. Capitalized terms used but not otherwise defined herein have the meanings set forth in the F-1/A-11.

Amendment No. 10 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Segment reporting, page 46

1.	Please update your disclosure here that refers to only one operating segment, as Note 16 of the audited financial statements set forth that you have two operating segments.

Response: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have updated the disclosure on page 46 of the F-1/A-11 to be consistent with the disclosure in Note 16.

Consolidated Financial Statements

Note 16 – Segment reporting, page F-31

2.	Please provide the following segment disclosures as required by ASC 280 upon the adoption of ASU No. 2023-07:

●	Significant segment expenses that are regularly provided to the CODM and included within a reported measure of segment profit or loss as required by ASC 280-10-50-26A;

●	An amount for “other segment items” by reportable segment (calculated as the difference between (a) “segment revenue” less each “significant segment expense” category above and (b) each reported measure of segment profit or loss), including a description of the composition of “other segment items” as required by ASC 280-10-50-26B; and

●	The title and position of the CODM, required by ASC 280-10-50-21(c), and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing performance and allocating resources, required by ASC 280-10-50-29(f).

Response: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have revised page F-31 of the F-1/A-11 to include the disclosure as required.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel Mengyi “Jason” Ye, Esq. or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Darren Hoo Wei Sern
Name:	Darren Hoo Wei Sern
Title:	Executive Director, Chairman and Chief Executive Officer (Principal Executive Officer)